Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067   www.xjet.com
express.press@expressjet.com
832.353.3333 **main**   877.958.NEWS **toll free**

News Release

EXPRESSJET REPORTS THIRD QUARTER 2008 RESULTS

HOUSTON, Nov. 5, 2008 - ExpressJet Holdings, Inc. (NYSE:XJT) today reported a third quarter loss, excluding special charges and other non-operating items, of $10 million or $0.63 per share – a $13 million improvement over third quarter 2007. Including special charges, net of taxes and a deferred tax valuation totaling $5.2 million, ExpressJet reported a net loss totaling $4.8 million or $0.30 per share. The non-operating items incurred during third quarter 2008 included:

- $15.4 million in tax-effected special charges related to suspended flying operations effective September 2,
- $8.6 million gain, net of taxes, on the modification of the terms of ExpressJet's 11.25% 2023 Convertible Notes,
- $16.8 million for a tax-effected gain on the previously reported $23 million monetization of fuel hedges; and
- $4.8 million valuation allowance related to a previously recorded deferred tax asset.

For the nine months ended September 2008, ExpressJet reported a loss of $67.8 million or $7.76 per share. Excluding special items, ExpressJet's year-to-date loss totaled $43.2 million or $4.94 per share.

"This quarter was one of transition for ExpressJet," said President and CEO Jim Ream. "Everyone at the company worked hard to redirect this entire organization, and I feel we have made enormous progress in a short amount of time," added Ream.

Operational Overview

Contract Flying

ExpressJet operated under two capacity purchase agreements during the third quarter. As of September 30, ExpressJet flew 214 aircraft under the amended capacity purchase agreement with Continental Airlines, Inc. that began on July 1, and operated 10 aircraft for Delta Air Lines, Inc. under a capacity purchase agreement through September 1.

During the third quarter, ExpressJet produced 2.1 billion revenue passenger miles and 176,912 block hours under these agreements. For the nine months ended September 2008, ExpressJet reported 6.3 billion revenue passenger miles and 548,457 block hours on the 224 aircraft flown under capacity purchase contracts for Continental and Delta.

During the quarter, ExpressJet returned 29 fifty-seat EMB-145 aircraft, previously used in its branded flying operations, to Continental and terminated its related financial obligations. Subsequent to the quarter's end, ExpressJet returned 10 fifty-seat EMB-145XR aircraft, previously utilized in the Delta capacity purchase agreement, to Continental and also terminated the associated financial obligations. Continental elected to include all 39 aircraft returned by ExpressJet in the amended capacity purchase agreement, and decided to remove the entire fleet of 30 EMB-135 jets, adding nine incremental aircraft to the agreement. With the addition of these aircraft, the Continental Express fleet of 214 aircraft operated at a utilization level of eight hours per day during October 2008.

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Branded Flying

From July 1 through September 1, ExpressJet operated 47 aircraft in its branded fleet flying 367 million revenue passenger miles on 455 million available seat miles for a load factor of 81%. However, ExpressJet suspended both pro-rate flying for Delta and its ExpressJet branded operations effective September 2. As described above, per the terms of the amended capacity purchase agreement with Continental, ExpressJet returned 29 aircraft from its branded flying operations to Continental and terminated its associated financial obligations with respect to those aircraft. The remaining 18 aircraft were reallocated to ExpressJet's charter/corporate aviation division increasing its fleet by quarter end to 30 jets.

Corporate Aviation

During the quarter, ExpressJet operated an average of 13 aircraft in its charter fleet compared to five aircraft during third quarter 2007. With the additional capacity, ExpressJet increased its charter revenue 282% year over year. To accommodate the growing business, ExpressJet intends to increase its fleet to 30 aircraft during the fourth quarter 2008. Of the 30 aircraft ExpressJet will operate during the fourth quarter, it redesigned six to reduce the seat count to 41 and increase the pitch to match a first class seat on a 737-800 aircraft.

ExpressJet's expected fleet count by year-end 2008 totals 244 aircraft - 214 planes flying as Continental Express and 30 planes operating in ExpressJet's corporate aviation division.

Financial Overview

ExpressJet generated $262.3 million in revenue during the three months ended September 30. Under the amended capacity purchase agreement, Continental paid ExpressJet $161.1 million in block hour revenue and pass-through expense reimbursements. Including fixed fee revenue from Delta and charter operations, contract revenue earned during the third quarter totaled approximately $184.4 million. In the branded segment, ExpressJet produced $69.3 million in revenue through September 1. Revenue from ground handling and other services totaled $9.5 million for the three months ended September 30. Year-to-date, ExpressJet's revenue totaled $1.2 billion a 7.4% decrease over the year prior.

ExpressJet previously announced that it needed to realize $35 million in wage, salary and benefit reductions from all employees. During the third quarter, $10 million in concessions were realized through reductions provided by management and clerical employees. An additional $5 million will be contributed by the airport services division through wage and benefit reductions as well as productivity improvements. The company also sought $20 million from its unionized labor groups and previously announced that it reached tentative agreements with its four unions representing the pilots and instructors, mechanics, flight attendants and dispatchers. ExpressJet received notification from each union that its respective membership voted to ratify the tentative agreements effective November 1. However, the company is waiting on final approval from one labor union's national office. Until ExpressJet receives such approval, no agreement will be executed. ExpressJet fully expects to receive final approval on all agreements and for the ratified agreements to be retroactive to November 1.

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Ream commented, "We made significant strides in our cost saving efforts since July; however, heading into winter, we expect fewer block hours due to seasonality and Delta's early termination of our capacity purchase agreement to create additional cost pressures for us to manage." However, with similar utilization, ExpressJet believes it would have produced cash flow breakeven results during fourth quarter 2008 based on the progress made thus far on cost saving measures.

The company also incurred special charges of approximately $29 million during the quarter related to its suspended flying, including $19.3 million in severance and benefit charges caused by its reduction in force, $1.6 million in lease return costs, $1.2 million in expenses related to the early termination of contracts and $6.3 million for rent obligations through 2010 at facilities previously used to support its suspended operations. An additional $0.6 million was incurred to redeploy ground service equipment to other flight operations.

ExpressJet ended third quarter 2008 with $145.3 million in cash, cash equivalents and short-term investments. The cash balance includes $24.7 million in restricted cash and $52.7 million in short-term investments after an accounting adjustment to impair the value of these investments.

As previously disclosed, ExpressJet purchased approximately $65 million in auction rate securities, currently reported at fair value as short-term investments. Subsequent to the quarter's end, ExpressJet monetized $5 million of its auction rate security portfolio for 91.25% of the securities' face value. ExpressJet continues to monitor the auction rate security market and will aggressively pursue monetizing the assets at or near face value through additional market transactions and may also pursue litigation if necessary to recoup par value.

ExpressJet spent approximately $14.2 million during the third quarter on non-recurring expenses related to its suspended flying operations and expects to spend approximately $8.3 million for the remainder of 2008, $3.9 million for 2009 and $1.1 million in 2010.

As of September 30, ExpressJet carried a $4.2 million credit card holdback balance as restricted cash. The balance relates to branded flying revenue earned but not yet settled with Discover, MasterCard/Visa and American Express. ExpressJet currently has a $2.6 million remaining holdback balance in restricted cash. The company expects the current settlement pace to continue and to realize substantially all the remaining holdback balance as cash by year-end 2008.

During the quarter, ExpressJet spent $2.3 million under its previously announced securities repurchase program to buy back 10.6 million shares of the company's common stock.

Capital expenditures totaled $2 million for third quarter 2008 compared to $11.5 million during the same period in 2007. ExpressJet anticipates capital expenditures for the remainder of 2008 to be approximately $2 million and forecasts spending between $5 million and $10 million in capital in 2009 to fulfill operational requirements.

During the quarter, ExpressJet participated in two financing transactions. In the first transaction, the company issued 163,824,975 shares of common stock in payment of the repurchase price for the principal amount of 4.25% convertible notes due 2023 validly tendered and to settle accrued and unpaid interest due August 1, 2008.

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In the second transaction, ExpressJet entered into a supplemental indenture that became effective on August 2, 2008 for the $68.5 million in convertible notes that remained outstanding on that date. The supplemental indenture provided benefits to noteholders, including: $51 million in spare parts and approximately $45 million in spare engines as collateral to the notes; an increased coupon of 11.25% over the remaining note term; and an additional put right in three years on August 1, 2011. Noteholders of record for the remaining outstanding notes on August 2, 2008, automatically began receiving the benefits of the supplemental indenture related to the 11.25% Convertible Notes due 2023.

In a third transaction, ExpressJet received approval from stockholders on October 1 to effect a 1:10 reverse stock split of its common stock. The 1:10 reverse split allowed ExpressJet to immediately return to trading on all NYSE Group platforms. By successfully completing the transaction, ExpressJet also intends to return to compliance with the continued listing standards of the New York Stock Exchange once the six month cure period expires on January 18, 2009. ExpressJet's common stock began trading on a split-adjusted basis on October 2, 2008.

Finally, related to its financial reporting, ExpressJet plans to propose a change in its auditor for the 2009 fiscal year. ExpressJet and its Audit Committee plan to nominate KPMG as its independent accounting firm at the upcoming annual stockholder meeting in May 2009.

The company will review its third quarter financial results and provide a further strategic update on Wednesday, November 5, 2008, at 10:00 a.m. EST (9:00 a.m. CST).

A live webcast of the call will be available at www.expressjet.com. To access the conference call by phone, dial (866) 638-3022 approximately 10 minutes prior to the scheduled start time and ask to join the ExpressJet call. International callers should dial (630) 691-2765.

CORPORATE BACKGROUND

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 125 destinations in North America and the Caribbean with approximately 1,000 departures per day. Operations include a capacity purchase agreement for Continental; providing clients customized 50-seat charter options; and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

Some of the statements in this document are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect actual results, and variances from current expectations regarding these factors could cause actual results to differ materially from those expressed in the forward-looking statements. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to: the company's continued dependence on Continental for the majority of its revenue; Continental's ability to terminate the capacity purchase agreement with the company; potential loss of access to aircraft, facilities and regulatory authorizations, as well as any airport-related services that Continental currently provides to the company; the company's new operations are less profitable than historical results; certain tax matters; reliance on technology and third-party service providers; flight disruptions as a result of operational matters; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the SEC, including its 2007 annual report on Form 10-K. The events described in the forward-looking statements might not occur, or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

	Three Months Ended September 30,		
	2008	**2007**	**Increase/ (Decrease)**
Operating Revenue			
Passenger	$ 252,785	$ 431,140	(41.4%)
Ground handling and other	9,541	10,205	(6.5%)
	262,326	441,345	(40.6%)
Operating Expenses:			
Wages, salaries and related costs	98,252	112,697	(12.8%)
Aircraft fuel and related taxes	32,235	98,782	(67.4%)
Aircraft rentals	18,917	86,675	(78.2%)
Maintenance, materials and repairs	48,296	52,674	(8.3%)
Other rentals and landing fees	22,646	33,198	(31.8%)
Ground handling	5,862	24,824	(76.4%)
Outside services	8,509	11,218	(24.1%)
Marketing and distribution	1,767	8,275	(78.6%)
Depreciation and amortization	6,718	6,668	0.7%
Special charges	21,187	(1,096)	nm
Other operating expenses	26,898	44,086	(39.0%)
	291,287	478,001	(39.1%)
Operating Loss	(28,961)	(36,656)	(21.0%)
Nonoperating Income / (Expense):			
Gain due to modification of convertible notes terms	11,808	—	100.0%
Settlement of fuel contracts	23,149	—	100.0%
Interest expense	(2,961)	(2,320)	27.6%
Interest income	1,218	3,969	(69.3%)
Capitalized interest	248	373	(33.5%)
Equity investments loss, net	96	(564)	nm
Other, net	(203)	4	nm
	33,355	1,462	nm
Income / (Loss) before Income Taxes	4,394	(35,194)	nm
Income Tax Benefit / (Expense)	(9,184)	12,866	nm
Net Loss	$ (4,790)	$ (22,328)	(78.5%)
Basic Earnings and Diluted Loss per Common Share	$ (0.30)	$ (4.13)	(92.7%)
Shares Used in Computing Basic and Diluted Loss per Common Share	15,872	5,406	nm

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

		Nine Months Ended September 30,		Increase/ (Decrease)
		2008	**2007**	
Operating Revenue				
Passenger	$	1,125,681	$ 1,223,598	(8.0%)
Ground handling and other		31,989	25,949	23.3%
		1,157,670	1,249,547	(7.4%)
Operating Expenses:				
Wages, salaries and related costs		321,686	324,516	(0.9%)
Aircraft fuel and related taxes		226,184	226,006	0.1%
Aircraft rentals		192,432	257,408	(25.2%)
Maintenance, materials and repairs		160,349	152,712	5.0%
Other rentals and landing fees		81,398	90,863	(10.4%)
Ground handling		57,813	72,994	(20.8%)
Outside services		41,819	43,494	(3.9%)
Marketing and distribution		25,173	18,176	38.5%
Depreciation and amortization		24,145	19,277	25.3%
Impairment of fixed assets and goodwill		21,410	—	100.0%
Special charges		21,896	(1,096)	nm
Other operating expenses		91,107	110,242	(17.4%)
		1,265,412	1,314,592	(3.7%)
Operating Loss		(107,742)	(65,045)	65.6%
Nonoperating Income / (Expense):				
Gain due to modification of convertible notes terms		11,808	—	100.0%
Settlement of fuel contracts		23,149	—	100.0%
Impairment charges on investment		(18,892)	—	100.0%
Interest expense		(7,831)	(5,904)	32.6%
Interest income		4,980	12,515	(60.2%)
Capitalized interest		911	926	(1.6%)
Equity investments loss, net		(967)	(946)	2.2%
Other, net		1,408	14	nm
		14,566	6,605	nm
Loss before Income Taxes		(93,176)	(58,440)	59.4%
Income Tax Benefit		25,349	19,875	27.5%
Net Loss	$	(67,827)	(38,565)	75.9%
Basic and Diluted Loss per Common Share	$	(7.76)	$ (7.14)	8.7%
Shares Used in Computing Basic and Diluted Loss per Common Share		8,737	5,401	61.8%

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Three Months Ending September 30, 2008	Contract[1]	Branded	System
Revenue Passenger Miles (millions)	2,046	367	2,439
Available Seat Miles (ASM) (millions)	2,684	455	3,164
Passenger Load Factor	76.2%	80.7%	77.1%
Block Hours	176,912	26,386	204,810
Departures	93,434	14,115	108,520
Stage Length	590	648	597

Nine Months Ending September 30, 2008	Contract[1]	Branded	System
Revenue Passenger Miles (millions)	6,312	1,368	7,742
Available Seat Miles (ASM) (millions)	8,114	1,979	10,195
Passenger Load Factor	77.8%	69.1%	75.9%
Block Hours	548,457	115,003	669,943
Departures	286,563	59,907	350,685
Stage Length	583	663	596

(1)   Excludes charter since statistics on charter aircraft do not provide meaningful data for forecasting and are not reviewed by management.

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Non-GAAP Financial Measures

	Three Months Ended September 30,			
	2008		**2007**	
Net Income Reconciliation:				
Net Loss	$	(4,790)	$	(22,328)
Adjustments for special charges / (gains):				
Less: Realized gain from special charges, net of tax [1]		(10,023)		(695)
Add: Deferred Tax Valuation		4,795		—
Net loss excluding special charges[2]	$	(10,018)	$	(23,023)
Loss Per Share Reconciliation:				
Basic and Diluted loss per share	$	(0.30)	$	(4.13)
Adjustments for special charges / (gains), net of tax		(0.33)		(0.13)
Basic and Diluted loss per share, excluding special charges	$	(0.63)	$	(4.26)

(1) During the third quarter of 2008, we recognized special charges including charges of $15.4 million, net of taxes, related to the suspension of several lines of flying operations, a gain of ($8.6) million, net of taxes, resulting from the refinancing of our convertible notes and a gain of ($16.8) million, net of taxes, due to the sale of fuel contracts. During the third quarter of 2007, ExpressJet recorded a special charge of ($0.7) million, net of taxes, related to a gain on the sale of an engine.

(2) By excluding special non-recurring items, these financial measures provide management and investors the ability to measure and monitor ExpressJet's performance on a consistent, year-over-year basis.

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Non-GAAP Financial Measures

		Nine Months Ended September 30,		
		2008		**2007**
Net Income Reconciliation:				
Net Loss	$	(67,827)	$	(38,565)
Adjustments for special charges / (gains):				
Less: Realized gains from special charges, net of tax [1]		(9,508)		(723)
Add: Realized loss from impairment charges, net of tax [2]		29,338		—
Add: Deferred tax valuation		4,795		—
Net loss excluding special charges [3]	$	(43,202)	$	(39,288)
Loss Per Share Reconciliation:				
Basic and Diluted loss per share	$	(7.76)	$	(7.14)
Adjustments for special charges / (gains) net of tax		2.82		(0.13)
Basic and Diluted loss per share, excluding special charges [3]	$	(4.94)	$	(7.27)

(1) During the second quarter of 2008, we recognized a $0.5 million, net of taxes, charge related to previously disputed base closure costs associated with the original capacity purchase agreement with Continental. During the third quarter of 2008, we recognized special charges including charges of $15.4 million, net of taxes, related to the suspension of several lines of flying operations, a gain of ($8.6) million, net of taxes, resulting from the refinancing of our convertible notes and a gain of ($16.8) million, net of taxes, due to the sale of fuel contracts. During the third quarter of 2007, ExpressJet recorded a special charge of ($0.7) million, net of taxes, related to a gain on the sale of an engine.

(2) During the first quarter of 2008, we determined that our investment in auction rate securities was other-than-temporarily impaired and recognized a realized loss, net of taxes, of $9.9 million. During the second quarter of 2008, we determined that the carrying value of our investment in Wing Holding, LLC was fully impaired. This non-recurring charge of $3.8 million, net of taxes, was recognized as a decrease to our investment balance and a corresponding equity loss. In addition, we recognized in the second quarter of 2008, special charges including an $9.3 million, net of taxes, impairment of goodwill related to the original capacity purchase agreement with Continental, and a $6.3 million, net of taxes, impairment charge to write off certain capital assets.

(3) By excluding special non-recurring items, these financial measures provide management and investors the ability to measure and monitor ExpressJet's performance on a consistent, year-over-year basis.

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